                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      FOR THE MONTH OF     NOVEMBER      , 1998
                                      -------------------


                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)





     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

             FORM 20-F          X             FORM 40-F
                         ---------------                  ----------------



     INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

             YES                              NO                 X
                         ---------------                  ----------------

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               THIRD QUARTER 1998

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT



                                                                       PAGE

              Consolidated Statements of Operations
              for the Third Quarters and Nine Months                     1
              Ended September 30, 1998 and 1997

              Consolidated Balance Sheets as of
              September 30, 1998 and December 31, 1997                   2

              Consolidated Statements of Cash
              Flows for the Nine Months Ended
              September 30, 1998 and 1997                                3

              Notes to the Consolidated Financial
              Statements                                                 4

              Management's Discussion and
              Analysis of Financial Condition and
              Results of Operations                                      8

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                            THIRD QUARTER ENDED SEPTEMBER 30,             NINE MONTHS ENDED SEPTEMBER 30,
                                            ---------------------------------             -------------------------------
                                                  1998               1997                     1998              1997
                                            -------------        ------------             ------------       ------------
REVENUES                                     $    744,910        $    612,542             $  2,061,143       $  1,410,599
                                             ------------        ------------             ------------       ------------
EXPENSES
  Operating                                       415,106             362,980                1,214,101            868,687
  Marketing, selling and administrative            94,238              85,567                  275,497            196,450
  Depreciation and amortization                    51,974              47,084                  146,959            100,517
                                             ------------        ------------             ------------       ------------
                                                  561,318             495,631                1,636,557          1,165,654
                                             ------------        ------------             ------------       ------------

OPERATING  INCOME                                 183,592             116,911                  424,586            244,945
                                             ------------        ------------             ------------       ------------

OTHER INCOME (EXPENSE)
  Interest income                                   5,528               1,576                   12,449              2,538
  Interest expense, net of capitalized
   interest                                       (42,162)            (43,198)                (128,380)           (86,444)
  Other income (expense)                            3,080                 642                   (1,310)              (709)
                                             ------------        ------------             ------------       ------------
                                                  (33,554)            (40,980)                (117,241)           (84,615)
                                             ------------        ------------             ------------       ------------

INCOME BEFORE EXTRAORDINARY ITEM                  150,038              75,931                  307,345            160,330
EXTRAORDINARY ITEM                                     --                  --                       --             (7,558)
                                             ------------        ------------             ------------       ------------
NET INCOME                                   $    150,038        $     75,931             $    307,345       $    152,772
                                             ============        ============             ============       ============

BASIC EARNINGS PER SHARE*
  Income before extraordinary item           $       0.87        $       0.50             $       1.78       $       1.14
  Extraordinary item                                   --                  --                       --              (0.06)
                                             ------------        ------------             ------------       ------------
  Net income                                 $       0.87        $       0.50             $       1.78       $       1.08
                                             ============        ============             ============       ============

  Weighted average shares outstanding         168,835,302         146,040,578              167,129,189        133,944,204
                                             ============        ============             ============       ============

DULUTED EARNINGS PER SHARE*
  Income before extraordinary item           $       0.82        $       0.48             $       1.70       $       1.11
  Extraordinary item                                   --                  --                       --              (0.05)
                                             ------------        ------------             ------------       ------------
  Net income                                 $       0.82        $       0.48             $       1.70       $       1.06
                                             ============        ============             ============       ============

  Weighted average shares outstanding         182,484,976         158,831,766              180,821,437        144,389,760
                                             ============        ============             ============       ============


* Earnings per share is computed after giving effect to the two-for-one stock split effective July 31, 1998.
  Prior year amounts have been restated.



   The accompanying notes are an integral part of these financial statements.


                          ROYAL CARIBBEAN CRUISES LTD.

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)



                                                                              AS OF
                                                                 -------------------------------
                                                                 SEPTEMBER 30,      DECEMBER 31,
                                                                     1998              1997
                                                                 -------------      ------------
                                                                  (UNAUDITED)
                               ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                       $  350,731          $  110,793
  Trade and other receivables, net                                    39,997              22,628
  Inventories                                                         28,815              37,274
  Prepaid expenses                                                    27,721              40,450
                                                                  ----------          ----------
      Total current assets                                           447,264             211,145

PROPERTY AND EQUIPMENT - at cost less accumulated depreciation     5,042,723           4,785,291
GOODWILL - less accumulated amortization of $104,762 and
  $96,952, respectively                                              312,404             320,214
OTHER ASSETS                                                          17,700              23,098
                                                                  ----------          ----------
                                                                  $5,820,091          $5,339,748
                                                                  ==========          ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

  Current portion of long-term debt                               $  131,998          $  141,013
  Accounts payable                                                   104,593             108,474
  Accrued liabilities                                                271,591             210,454
  Customer deposits                                                  416,725             429,403
                                                                  ----------          ----------
      Total current liabilities                                      924,907             889,344

LONG-TERM DEBT                                                     2,446,722           2,431,683


COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preferred stock                                                    172,500             172,500
  Common stock                                                         1,688               1,621
  Paid-in capital                                                  1,360,454           1,188,304
  Retained earnings                                                  918,599             660,655
  Treasury stock                                                      (4,779)             (4,359)
                                                                  ----------          ----------
       Total shareholders' equity                                  2,448,462           2,018,721
                                                                  ----------          ----------
                                                                  $5,820,091          $5,339,748
                                                                  ==========          ==========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)

                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                         -------------------------------
                                                                             1998                1997
                                                                         -----------          ----------
OPERATING ACTIVITIES
  Net income                                                              $ 307,345            $ 152,772
  Adjustments:
    Depreciation and amortization                                           146,959              100,517
    Extraordinary item (non-cash portion)                                        --                2,387
    Gain on sale of vessel                                                  (31,031)                  --
    Writedown of vessel to fair value                                        32,035                   --
  Changes in operating assets and liabilities:
    Increase in trade and other receivables, net                            (17,369)              (3,753)
    Decrease (increase) in inventories                                        8,459               (2,789)
    Decrease in prepaid expenses                                             13,723                  684
    Decrease in accounts payable, trade                                      (3,881)              (1,891)
    Increase in accrued liabilities                                          55,839               42,084
    (Decrease) increase in customer deposits                                (12,678)              35,674
    Other, net                                                                2,843                2,808
                                                                          ---------            ---------
  Net cash provided by operating activities                                 502,224              328,493
                                                                          ---------            ---------

INVESTING ACTIVITIES
  Purchase of property and equipment                                       (481,665)            (734,009)
  Proceeds from disposal of vessel                                           94,500               69,966
  Acquisition of Celebrity Cruise Lines Ltd.,
    net of cash and short term investments acquired                              --             (213,410)
  Other, net                                                                    347               (7,009)
                                                                          ---------            ---------
  Net cash used in investing activities                                    (386,818)            (884,453)
                                                                          ---------            ---------
FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt                                  296,141              303,000
  Repayment of long-term debt                                              (287,402)            (151,220)
  Proceeds from issuance of Preferred Stock                                      --              167,030
  Proceeds from issuance of Common Stock                                    165,532              364,631
  Dividends                                                                 (49,400)             (34,699)
  Other, net                                                                   (359)               2,070
                                                                          ---------            ---------
  Net cash provided by financing activities                                 124,512              650,812
                                                                          ---------            ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                   239,938               94,852
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            110,793               40,419
                                                                          ---------            ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $ 350,731            $ 135,271
                                                                          =========            =========
SUPPLEMENTAL DISCLOSURE
  Interest paid, net of amount capitalized                                $ 117,058            $  80,350
                                                                          =========            =========
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Capital stock issued for acquisition                                    $      --            $ 270,000
                                                                          =========            =========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)



NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1997.

NOTE 2 - ACQUISITION

On July 2, 1997, the Company entered into a definitive agreement to acquire all of the outstanding stock of Celebrity Cruise Lines Inc. and its subsidiaries ("Celebrity"). Celebrity is a provider of cruises to the North American market. This acquisition has been accounted for under the purchase method and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1997.

        -----------------------------------------------------------------------
                                                                Nine Months
                                                                   Ended
        (In thousands, except per share amounts)              Sept. 30, 1997
        -----------------------------------------------------------------------
        Revenue                                                 $1,668,163
        Income before Extraordinary  Item                       $  152,051
        Net Income                                              $  144,493
        Basic Earnings per Share
             Income before Extraordinary Item                      $1.00
             Net Income                                            $0.95
        Diluted Earnings per Share
             Income before Extraordinary Item                      $0.99
             Net Income                                            $0.94
        -----------------------------------------------------------------------

NOTE 3 - STOCK SPLIT

On June 23, 1998, the Company authorized a two-for-one split of its common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4 - FIXED ASSETS

In May 1998, the Company sold SONG OF AMERICA for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income/expense. The Company will continue to operate SONG OF AMERICA under a charter agreement until March 1999.

Also included in Other income/expense is a charge of $32.0 million which was recorded in the second quarter of 1998 related to the write-down to fair market value of VIKING SERENADE. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of VIKING SERENADE, the Company recorded a write-down of the carrying value of VIKING SERENADE to its current estimated fair market value. The Company continues to operate and depreciate the vessel which is classified as part of Fixed Assets on the balance sheet.

NOTE 5 - LONG-TERM DEBT

On March 16, 1998, the Company completed a debt offering of $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds to the Company were approximately $296.1 million.

NOTE 6 - COMMON STOCK

On March 9, 1998, the Company completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 7,699,310 shares were sold by selling shareholders and the balance of 6,100,690 shares were sold by the Company. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

NOTE 7 - EARNINGS PER SHARE

Below is reconciliation between basic and diluted earnings per share before extraordinary item under FAS 128 for the quarters and nine months ended September 30, 1998 and 1997 (in thousands except per share amounts):



                                    Third Quarter Ended September 30,        Third Quarter Ended September 30,
                                  ------------------------------------     ------------------------------------
                                                  1998                                     1997
                                  ------------------------------------     ------------------------------------
                                    Income       Shares     Per Share        Income       Shares     Per Share
                                  ----------   ---------    ----------     ----------   ----------   ----------
Income before
  extraordinary item              $  150,038                               $   75,931
Less: Preferred stock
  dividends                           (3,127)                                  (3,127)
                                  ----------                               ----------
Basic EPS                         $  146,911      168,835   $     0.87     $   72,804      146,041   $     0.50
                                                            ----------                               ----------

Effect of Dilutive Securities:
  Stock options                                     3,002                                    2,143
  Convertible preferred stock          3,127       10,648                       3,127       10,648
                                  ----------   ----------                  ----------   ----------
Diluted EPS                       $  150,038      182,485   $     0.82     $   75,931      158,832   $     0.48
                                  ==========   =========    ==========     ==========   ==========   ==========

                                     Nine Months Ended September 30,          Nine Months Ended September 30,
                                  ------------------------------------     ------------------------------------
                                                  1998                                     1997
                                  ------------------------------------     ------------------------------------
                                    Income       Shares     Per Share        Income       Shares     Per Share
                                  ----------   ---------    ----------     ----------   ----------   ----------
Income before
  extraordinary item              $  307,345                               $  160,330
Less: Preferred stock
  dividends                           (9,381)                                  (7,639)
                                  ----------                               ----------
Basic EPS                         $  297,964      167,129   $     1.78     $  152,691      133,944   $     1.14
                                                            ----------                               ----------
Effect of Dilutive Securities:
  Stock options                                     3,044                                    1,753
  Convertible preferred stock          9,381       10,648                       7,639        8,693
                                  ----------   ----------                  ----------   ----------
Diluted EPS                       $  307,345      180,821   $     1.70     $  160,330      144,390   $     1.11
                                  ==========   =========    ==========     ==========   ==========   ==========


Extraordinary loss per share for the nine months ended September 30, 1997 for basic and diluted earnings per share was ($0.06) and ($0.05), respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. In the first quarter of 1998, the Company signed contracts for the construction of one Vantage-class vessel designated for the Royal Caribbean International fleet, scheduled for delivery in February 2001 and two Millennium-class vessels designated for the Celebrity fleet, scheduled for delivery in June 2000 and January 2001. The Company also has three Eagle-class vessels on order for the Royal Caribbean International fleet scheduled for delivery in the fall of 1999, fall of 2000 and spring of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.5 billion. Additionally, the Company has the right, cancelable on or before January 31, 1999, to purchase up to three additional vessels with delivery dates between September 2001 and June 2002 at an aggregate contract price of approximately $1.0 billion (two of which are denominated in French francs and are subject to change based on fluctuations in exchange rates).

LITIGATION. In June 1998, Royal Caribbean Cruises Ltd. (the "Company") entered into a plea agreement with the U.S. Department of Justice settling previously filed charges contained in two indictments pending in the U.S. District of Puerto Rico and the Southern District of Florida, respectively. The indictments, which pertained to events that occurred in 1994 and prior years, contained a total of 11 felony counts related to improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard. Under the plea agreement, the Company pled guilty to 8 of the 11 counts and agreed to pay $9 million. The U.S. government is continuing its investigation of the Company's waste disposal practices through federal grand jury proceedings in Los Angeles, California, Miami, Florida and New York, New York. Although the Company is not able at this time to estimate the timing or impact of these continuing investigations, the Company may be subject to additional charges for violations of U.S. law.

    Beginning in December 1995, a series of purported class action suits were filed alleging that the Company misrepresented to its passengers the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class action suits were filed alleging that the Company should have paid commissions to travel agents on port charges included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry, including Celebrity. In February 1997, the Company and certain other cruise lines, including Celebrity, entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, the Company and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. The various suits are at a preliminary stage and the Company is not able at this time to estimate the timing or impact of those proceedings on the Company.

The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

NOTE 9- RECENT PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 standardizes the accounting for derivative instruments and hedging activities and is effective for fiscal years beginning after June 15, 1999. The Company is in the process of evaluating the impact of the adoption of SFAS 133 but does not expect the adoption to have a material effect on the financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

RESULTS OF OPERATIONS

         SUMMARY. For the third quarter ended September 30, 1998, the Company reported an increase in net income of 97.6% compared to the same period in 1997. Third quarter net income was $150.0 million, or $0.82 per share on a diluted basis, as compared to $75.9 million, or $0.48 per share, in 1997. The earnings improvement was driven primarily by increased capacity, improved revenue per available lower berth ("yield") and lower operating costs as a percentage of revenues.

Third quarter revenue increased 21.6% to $744.9 million compared to $612.5 million for the same period in 1997 due to a 13.4% increase in capacity and a 7.2% increase in yield. The increase in capacity is attributed to additions to both the Royal Caribbean International and Celebrity fleets. The yield improvement for the quarter was a result of higher occupancy levels which reached 109.4%, compared to 107.6% for the same period in 1997 and higher rates (per diems). Operating income increased 57.0% to $183.6 million from $116.9 million for the same period in 1997.

For the nine-month period ended September 30, 1998, revenues increased 46.1% to $2.1 billion compared to $1.4 billion in 1997 due to a 42.2% increase in capacity and a 2.8% increase in yield. Operating income increased 73.3% to $424.6 million from $244.9 million in 1997. Net income for the nine months ended September 30, 1998 increased more than 100% to $307.3 million or $1.70 per share on a diluted basis, as compared to $152.8 million or $1.06 per share in 1997. Included in the 1997 results is an extraordinary charge of approximately $0.05 per share associated with the early extinguishment of debt.

The following table presents statements of operations data as a percentage of total revenues:

======================================================================================================================
                                                      THIRD QUARTER ENDED                     NINE MONTHS ENDED
                                                          SEPTEMBER 30,                        SEPTEMBER  30,
                                                        ------------------                   ------------------
                                                        1998          1997                   1998          1997
                                                        ----          ----                   ----          ----
Revenues                                                100.0%        100.0%                 100.0%       100.0%
Expenses
     Operating                                           55.7          59.2                   58.9         61.6
     Marketing, selling and administrative               12.7          14.0                   13.4         13.9
     Depreciation and amortization                        7.0           7.7                    7.1          7.1
                                                        -----          ----                  -----          ---
Operating Income                                         24.6          19.1                   20.6         17.4
Other Income (Expense)                                   (4.5)         (6.7)                  (5.7)        (6.0)
                                                        -----         -----                  ------        -----

Income Before Extraordinary Item                         20.1          12.4                   14.9         11.4

Extraordinary Item                                         --            --                     --         (0.6)
                                                        -----         -----                  -----        -----
Net Income                                               20.1%         12.4%                  14.9%        10.8%
                                                        =====         =====                  =====        =====
======================================================================================================================

The Company's revenues are moderately seasonal, due to variations in rates and occupancy percentages.

         REVENUES. Total revenues for the third quarter of 1998 increased 21.6% to $744.9 million compared to $612.5 million for the same period in 1997. The increase in revenues for the third quarter was primarily due to a 13.4% increase in capacity as well as a 7.2% increase in yield. The capacity increase was a result of the introduction of VISION OF THE SEAS in the second quarter of 1998, MERCURY in October 1997, ENCHANTMENT OF THE SEAS in July 1997, partially offset by the sale of SUN VIKING which left the fleet in the first quarter of 1998. The increase in yield was due to an increase in occupancy levels to 109.4% from 107.6% in 1997 as well as an increase in passenger per diems.

Revenues for the first nine months of 1998 increased 46.1% to $2.1 billion from $1.4 billion for the first nine months of 1997. The increase in revenues for the nine months ended September 30, 1998 is due to a 42.2% increase in capacity and a 2.8% increase in yield. The acquisition of Celebrity in the third quarter of 1997 accounted for approximately two-thirds of the capacity increase while additions to the Royal Caribbean International fleet accounted for the balance of the increase. The increase in yield was due to an increase in occupancy levels to 106.4% as compared to 105.6% for the same period in 1997 as well as an increase in cruise ticket per diems, partially offset by a decrease in shipboard revenue per diems. The reduction in shipboard revenue per diems is due to the inclusion of Celebrity's results in the first half of 1998. Celebrity utilizes a higher percentage of concessionaires onboard its vessels than does Royal Caribbean International, resulting in a dilutive effect on the per diem. The concessionaires pay a commission (net) to the Company which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and the related cost of sales are recorded on a gross basis.

         EXPENSES. Operating expenses increased 14.4% to $415.1 million for the third quarter of 1998 as compared to $363.0 million for the third quarter of 1997. Operating expenses increased 39.8% to $1.2 billion for the first nine months of 1998 as compared to $868.7 million for the comparable period in 1997. The increase in operating expenses for the third quarter and nine months was primarily due to the increase in capacity. As a percentage of revenue, total operating expenses decreased 3.5 percentage points and 2.7 percentage points for the quarter and nine months ended September 30, 1998, respectively.

Marketing, selling and administrative expenses increased 10.1% to $94.2 million for the third quarter of 1998 from $85.6 million in 1997 and 40.2% to $275.5 million for the first nine months of 1998 from $196.5 million for the comparable period in 1997. The increase in both periods was primarily due to the acquisition of Celebrity Cruises as well as higher advertising and staffing costs. As a percentage of revenue, marketing selling and administrative expenses decreased 1.3% and 0.5% for the third quarter and nine months ended September 30, 1998 due primarily to economies of scale.

Depreciation and amortization for the third quarter of 1998 increased 10.4% to $52.0 million from $47.1 million in 1997 and increased 46.2% to $147.0 million for the first nine months of 1998 compared to $100.5 million in 1997. The increases are primarily due to the acquisition of Celebrity Cruises and the addition of ENCHANTMENT OF THE SEAS, VISION OF THE SEAS and MERCURY partially offset by the departure from the fleet of SUN VIKING.

         OTHER INCOME (EXPENSE). Interest expense, net of capitalized interest, decreased to $42.2 million in the third quarter of 1998 as compared to $43.2 million for the third quarter of 1997, and increased to $128.4 million for the nine months ended September 30, 1998 as compared to $86.4 million for the same period in 1997. The decrease for the quarter is primarily due to the restructuring of certain existing financing facilities. The increase for the nine months is a result of an increase in the average debt level as a result of the Company's fleet expansion program as well as the acquisition of Celebrity in 1997.

In the second quarter of 1998, the Company sold SONG OF AMERICA for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income/expense for the nine months ended September 30, 1998. The Company will continue to operate SONG OF AMERICA under a charter agreement until March 1999.

Also included in Other income/expense for the nine months ended September 30, 1998 is a charge of $32.0 million which was recorded in the second quarter of 1998 related to the write-down to fair market value of VIKING SERENADE. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of VIKING SERENADE, the Company recorded a write-down of the carrying value of VIKING SERENADE to its current estimated fair market value. The Company continues to operate and depreciate the vessel which is classified as part of Fixed Assets on the balance sheet.

         EXTRAORDINARY ITEM. In May 1997, the Company redeemed $104.5 million of 11-3/8% Senior Subordinated Notes and incurred an extraordinary charge of approximately $7.6 million, or $0.05 per share on the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $502.2 million for the first nine months of 1998 as compared to $328.5 million for the first nine months of 1997. The increase was primarily due to higher net income as well as timing differences in cash payments relating to operating assets and liabilities.

In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. The net proceeds to the Company were approximately $296.1 million (see Note 5 - Long-Term Debt).

In March 1998, the Company issued 6,100,690 shares of common stock. The net proceeds to the Company were approximately $165.5 million (see Note 6 - Common Stock).

During the nine months ended September 30, 1998, the Company made scheduled principal payments totaling approximately $287.4 million under various term loans and capital leases.

During the nine months ended September 30, 1998, the Company expended approximately $481.7 million on capital projects as compared to $734.0 million for the first nine months of 1997. Capital expenditures for the first nine months of 1998 included $304.3 million in payments for VISION OF THE SEAS as well as $132.4 million in payments for other ships under construction. Capital expenditures in the first nine months of 1997 included $304.9 million in payments for RHAPSODY OF THE SEAS, $310.4 million in payments for ENCHANTMENT OF THE SEAS as well as $83.4 million in payments for other ships under construction. Also included in capital expenditures are shoreside capital expenditures and costs for vessel refurbishing to maintain consistent fleet standards.

During the first nine months of 1998, the Company paid two quarterly cash dividends of $0.075 per common share and one quarterly cash dividend of $0.09 per common share, totaling $40.0 million. In addition, the Company paid three quarterly cash dividends of $0.91 per preferred share or $9.4 million.

         FUTURE COMMITMENTS. In the first quarter of 1998, the Company signed contracts for the construction of one Vantage-class vessel designated for the Royal Caribbean International fleet, scheduled for delivery in February 2001 and two Millennium-class vessels designated for the Celebrity fleet, scheduled for delivery in June 2000 and January 2001. The Company also has three Eagle-class vessels on order for the Royal Caribbean International fleet, the first of which, VOYAGER OF THE SEAS, is scheduled for delivery in the fall of 1999, followed by two sister vessels scheduled for delivery in the fall of 2000 and spring of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.5 billion. Additionally, the Company has the right, cancelable on or before January 31, 1999, to purchase up to three additional vessels with delivery dates between September 2001 and June 2002 at an aggregate contract price of approximately $1.0 billion (two of which are denominated in French francs and are subject to change based on fluctuations in exchange rates).

         FUNDING SOURCES. As of September 30, 1998, the Company's liquidity was $1.35 billion consisting of $350.7 million in cash and cash equivalents and $1.0 billion available on the $1.0 billion revolving credit facility (the "$1 Billion Revolving Credit Facility"). In addition, the agreements related to the ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

The Company's cash management practice is to utilize excess cash to reduce outstanding balances under the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

In addition, the Company continuously considers potential acquisitions, strategic alliances and adjustments to its fleet composition, including the acquisition or disposition of vessels. If any such acquisitions, strategic alliances and adjustments to its fleet composition were to occur, they would be financed by the issuance of additional shares of equity securities, the incurrence of additional indebtedness or from cash flows from operations.

IMPACT OF YEAR 2000

The "Year 2000 issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions to operations.

         STATE OF READINESS. The Company continuously upgrades its computer systems. In 1992, the Company implemented a new computer reservation and passenger services system which was designed to be Year 2000 compliant. Since then, the Company has sought to fix Year 2000 issues as an indirect part of its efforts to upgrade many of its internally developed computer systems. Prior to 1998, the Company did not separately track associated Year 2000 software compliance costs.

In 1997, the Company engaged a third-party consultant to assess the status of the Company relative to the Year 2000 issue. The assessment was completed in early 1998. The Company then formed an internally staffed program management office that is conducting a comprehensive review of computer programs to address the impact of the Year 2000 issue on its operations and otherwise address the Year 2000 issues identified by the third-party consultant (the "Year 2000 Project"). Employees in various departments throughout the Company are assisting the program management office by addressing Year 2000 issues applicable to their departments.

The Company has identified three major categories of Year 2000 risk:

(1) INTERNALLY DEVELOPED SOFTWARE SYSTEMS -- these include the Company's reservation, accounting, remote reservation booking and revenue management systems;
(2) THIRD PARTY SUPPLIED SOFTWARE SYSTEMS AND EQUIPMENT WITH EMBEDDED CHIP TECHNOLOGY -- these include the Company's computer hardware equipment, building facilities control systems and shipboard equipment and control systems (e.g., navigation, engine, and bridge control systems, fire alarm and safety systems); and
(3) EXTERNAL VENDORS AND SUPPLIERS - these include key suppliers (e.g., suppliers of air travel, hotel accommodations, food and other on-board provisions), travel agents, on-board concessionaires and other third parties whose system failures potentially could have a significant impact on the Company's operations.

The general phases common to all three categories are (1) inventorying Year 2000 items, (2) assessing the Year 2000 compliance of key items, (3) repairing or replacing key internally developed and third-party supplied non-compliant items,
(4) testing and certifying key internally developed and third-party supplied items, and (5) designing and implementing contingency plans as needed.

The Company has substantially completed its inventory of all internally developed and third-party supplied software systems and equipment and has identified external vendors and suppliers whose system failures potentially could have a significant impact on the Company's operations ("Key External Vendors").

The Company has completed its assessment of its internally developed software systems. Through the use of questionnaires and other communications, the Company has contacted substantially all third-party suppliers of critical software and equipment and Key External Vendors to ascertain whether their systems and/or equipment are Year 2000 compliant. The Company has been receiving responses from these third parties, and is evaluating them as they are received.

The Company has repaired substantially all internally developed software systems that were determined non-compliant. By mid-1999, the Company plans to complete testing and certification of these systems, at which time it expects that its key internally developed software systems will be Year 2000 compliant.

As the Company identifies non-compliant systems and equipment supplied by third parties or used by Key External Vendors, it will request that they be remediated. If a party's response is unsatisfactory, the Company will implement appropriate contingency plans, including, when possible, the repair or replacement of supplied systems or equipment or the replacement of a vendor.

The Company's objective is to complete all assessment, remediation and certification of third party supplied software systems and equipment in the third quarter of 1999. Over the next few months as the Company receives more information on the extent of the Year 2000 compliance by third party suppliers and Key External Vendors, the nature of any contingency plans that may be needed will evolve.

The Company is currently preparing contingency plans to identify and determine how to handle its most reasonably likely worst case scenarios. It expects to complete these plans in the third quarter of 1999 in conjunction with completion of its assessment, remediation, testing and certification phases.

The Company has not retained third-party consultants to assist it in the remediation, testing or certification phases, although it may choose to do so in the future.

         RISKS. Based on its current assessment efforts, the Company does not believe that Year 2000 issues will have a material adverse effect on the results of its operations, liquidity or financial condition. However, this assessment is dependent on the ability of third-party suppliers and others whose system failures potentially could have a significant impact on the Company's operations to be Year 2000 compliant. For instance, the operations of the Company could be impacted by disruptions in airlines, port authorities, travel agents or others in the transportation or sales distribution channels whose systems are not Year 2000 compliant. Although the Company cannot control the conduct of these third parties, the Year 2000 Project is expected to reduce the Company's level of uncertainty and the adverse effect that any such failures may have.

         COSTS. The total cost associated with required modifications to become Year 2000 compliant are not expected to be material to the company's financial position.

The Company estimates that it will incur approximately $6.0 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $5.0 million of capital expenditures related to the accelerated replacement of non-compliant systems. The Company has incurred approximately $2.0 million in expense since January 1, 1998, and spent an additional $2.0 million for capital expenditures related to the accelerated replacement of non-compliant systems. Estimated costs do not include costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant or costs to implement any contingency plans.

                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-8708) filed with the Securities and Exchange Commission.








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ROYAL CARIBBEAN CRUISES LTD.
                                       -----------------------------------------
                                              (Registrant)









Date: November 18, 1998             By /s/ Richard J. Glasier
                                       -----------------------------------------
                                       Richard J. Glasier
                                       Executive Vice President and Chief
                                       Financial Officer